Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

September 5, 2023

Registration Statement No. 333-272130

Supplementing the Prospectus Supplement and Prospectus, each dated May 22, 2023

John Deere Capital Corporation

$550 million 5.150% Senior Notes Due September 8, 2026

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
A+ by Fitch Ratings, Inc.
Note Type:	Medium-Term Notes, Series I
Issue Size:	$550 million
Trade Date:	September 5, 2023
Settlement Date (T+3):	September 8, 2023
Maturity Date:	September 8, 2026
Benchmark Treasury:	4.375% due August 15, 2026
Benchmark Treasury Yield and Price:	4.656%; 99-07+
Spread to Treasury:	+52 basis points
Reoffer Yield:	5.176%
Coupon:	5.150%
Coupon Payment Dates:	Semi-annually on March 8 and September 8, commencing on March 8, 2024 and ending on the Maturity Date.
Day Count:	30 / 360, Unadjusted
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Redemption Provision:	N/A
Price to Public:	99.929% plus accrued interest from September 8, 2023
Gross Spread:	0.150%
Net Proceeds (%):	99.779% plus accrued interest from September 8, 2023
Net Proceeds ($):	$548,784,500 plus accrued interest from September 8, 2023
CUSIP / ISIN:	24422EXD6 / US24422EXD65
Joint Book-Running Managers:	Barclays Capital Inc.
Credit Agricole Securities (USA) Inc.
J.P. Morgan Securities LLC
MUFG Securities Americas Inc.
Siebert Williams Shank & Co., LLC
Co-Managers:	BBVA Securities Inc.
BNP Paribas Securities Corp.
Nordea Bank Abp
Scotia Capital (USA) Inc.
Standard Chartered Bank

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Credit Agricole Securities (USA) Inc. toll-free at 1-866-807-6030, J.P. Morgan Securities LLC collect at 1-212-834-4533, MUFG Securities Americas Inc. toll-free at 1-877-649-6848 and Siebert Williams Shank & Co., LLC toll-free at 1-800-924-1311.

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